July 13, 2023

VIA E-MAIL

Michael C. Foreman
KKR FS Income Trust Select
201 Rouse Boulevard
Philadelphia, PA 19112

Re:    KKR FS Income Trust Select
       File Nos. 811-23880

Dear Mr. Foreman:

        On June 6, 2023, you filed an initial registration statement on Form N-2 on behalf of KKR
FS Income Trust Select (the    Company   ). Our comments are set forth below.
Where a
comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement, including with respect to multi-class relief for K-FIT. Clarify whether the Company will commence with its private placement prior to K-FIT receiving its relief to issue Class I shares, and if so, what will happen to invested funds pending receipt of relief.

3. Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.
4.     Throughout the document, the Company uses terms such as    we,       us,
   and    our    to
       refer to a third party (K-FIT) rather using those terms in their more common context to refer to itself, which makes the use of these terms very confusing. Notwithstanding the
       Company   s intent to solely invest in K-FIT, please revise the document throughout so it
       is clear to whom such terms refer.
 Michael C. Foreman
July 13, 2023
Page 2


5. The disclosure indicates that the Company intends to only offer securities privately while simultaneously investing solely in an affiliated privately-offered BDC. Supplementally explain what the business purpose of this structure is.

6.     Please discuss whether, and to what extent, the Company   s investible
assets in K-FIT will
       result in K-FIT making new ABF Investments. Will any of the Company   s
assets be used
       to facilitate or support K-FIT   s share repurchase program or the
transferring of existing
       K-FIT shareholders? If so, please explain in correspondence the nature of any arrangements, and revise disclosure accordingly.

Prospectus

Unlisted Closed-End Fund Risks (cover page)

7.     Please include a risk bullet with the following disclosure:    An
investor will pay a sales
       load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

Hard Asset (page 8)

8.     The term    Great Financial Crisis    has not been defined. Please
define terms when first
       used. Also, rather than using defined terms, consider using terms of common usage, such as the financial crisis of 2008 when possible.

Management and Incentive Fees (page 16)

9. Clarify briefly here, as disclosed elsewhere, that the Company will not pay a separate advisory fee to the Advisor above the fee structure at the K-FIT level.

Valuations (page 31)

10.    The disclosure indicates that the Company   s NAV will be    based on
the value of its
       interest in K-FIT.    Consider clarifying, if true, that the Company   s
NAV will be the
       value of its assets (which will include its interest in K-FIT and other assets) less its liabilities.

Risk Factors (page 53)

11.    It appears that the Company   s primary purpose is to purchase
securities of K-FIT and sell
       its own securities. Please supplementally provide us with your analysis of the
       Company   s status as an underwriter under Rule 140 of the Securities
Act. To the extent
       the Company might be considered an underwriter, consider discussing any legal
 Michael C. Foreman
July 13, 2023
Page 3


       implications and risks related to such status.

K-FIT Discretionary Share Repurchase Program (page 124)

12. We note that the Company intends to conduct tender offers simultaneously with K-FIT, and then pro rate its own offers depending on the participation rate in the K-FIT offers.
       Please advise how this can be accomplished consistent with Rule 14e-1(b) and/or revise the disclosure accordingly.

13.    The disclosure states    In the event the amount of shares tendered
exceeds the repurchase
       offer amount, shares will be repurchased on a pro rata basis with priority for repurchase requests in the case of the death or disability of a shareholder. Please advise how you determined that giving this proration priority would be consistent with Rule 13e-4(f)(3).

14.    The disclosure states that    Repurchases of shares from shareholders by
K-FIT will be
       paid in cash pursuant to a promissory note after the determination of the relevant NAV
       per share is finalized.    Please supplementally provide your analysis,
including citing
       relevant Commission guidance, that payment of tender offer proceeds pursuant to a promissory note satisfies the prompt payment requirement of the tender offer rules or delete the reference to payment pursuant to a promissory note. Also clarify that the
       Company will promptly pay repurchase offer proceeds within 5 business days.

Number of Trustees; Vacancies; Removal; Term and Election; Certain Transactions (page 132)

15. In your response letter, provide us with your analysis regarding the enforceability of the
          Continuing Trustee    provision under applicable law.

Exclusive Delaware Provisions (page 135)

16.    In the last sentence of this section, clarify what    Section 13.6 of
the Declaration of Trust
       refers to.

Part C: Other Information

Item 15. Financial Statements and Exhibits

17.    Please file the finalized exhibits once they are available.

Accounting Comments

18.    Footnote 8 to the Summary of Fees and Expenses table notes    The
Adviser has agreed to
       waive the Base Management Fee and the Subordinated Incentive Fee on Income during
       the Advisory Fee Waiver Period.    Earlier in the filing the Advisory
Fee Waiver Period is
       disclosed as August 30, 2024. The hypothetical example provided appears to waive
 Michael C. Foreman
July 13, 2023
Page 4


       expenses for each period presented. Please review the amounts provided in the hypothetical example and explain in correspondence how these amounts were calculated.
       If no revisions are deemed necessary, please explain why in correspondence.

19. Disclosures in the Summary of Fees and Expenses table discuss the incentive fees, how they work at the BDC level, and how such fees effect the Company. Please include a hypothetical example that illustrates the capital gains part of the incentive fee that the
       Company would incur.

                                             *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Mindy Rotter at 212-336-1096.



Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser

cc:    Jay Williamson, Securities and Exchange Commission
       James A. Lebovitz, Dechert LLP
       Eric S. Siegel, Dechert LLP
       Clay Douglas, Dechert LLP